NR08-10	April 29, 2008

ITH Intersects New Zone of Mineralization at its

North Bullfrog Project, Nevada

Highlights include: 25.9 metres of 1.02 g/t gold & 9.2 metres of
1.2 g/t gold

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the results of initial drilling at Air Track Hill target in the north-western portion of the North Bullfrog Project. Eleven holes were completed at Air Track Hill to follow up on historical broad near-surface zones of gold mineralization (Table 1). New drilling clearly confirms the bulk tonnage and significant expansion potential of this large well mineralized area.  Consequently, the Company has acquired an additional 52 claims (~ 400 ha) around both the Air Track Hill and Mayflower discoveries (project area now totals 18 km2).  ITH is currently earning a 70% position in the North Bullfrog District from Redstar Gold Corp (TSXV: RGC).

The eleven holes, totalling 2,469 metres, were drilled at Air Track Hill which is located 3 kilometres north of the Mayflower target, results from which included 51.8 metres of 2 g/t gold (see News Release dated April 14, 2008). The results confirm key ore controls for the greater Air Track Hill - Sierra Blanca target zone covering some two square kilometres in area and extending under post mineral cover.  The higher grade mineralization appears to be related to lithologic contacts and possible structures related to the margins of a postulated intrusive dome complex including intersections in holes NB-08-21 with 25.9 metres of 1.02 g/t gold and NB-08-26 with 9.2 metres of 1.20 g/t gold (Figure 1).

Table 1: Significant intercepts (>0.5 g/t Au over >3m) from Air Track Hill Drilling. Intercepts are calculated based on 0.25 cut off and less than 3m of internal dilution.

Hole ID	From (m)	To (m)	Intercept (m)	Gold (g/t)
NB-08-19	108.2	115.8	7.6	0.51
NB-08-20	89.9	93.0	3.1	0.71
NB-08-21	18.3	44.2	25.9	1.02
	140.2	143.3	3.1	0.59
NB-08-22	0.0	4.6	4.6	0.59
NB-08-23	1.5	12.2	10.7	0.50
NB-08-25	155.5	164.6	9.1	0.50
NB-08-26	7.6	16.8	9.2	1.20
	248.4	257.6	9.2	0.53

Figure 1.  Drill hole location map for Air Track Hill holes      Figure 2: Gold in soil for Sierra Blanca - Air Track Hill

The mineralization outlined from this current program suggests that multiple stages of gold mineralization and alteration have occurred and preferentially mineralized rhyolite tuff units.  In addition to the higher grade intervals numerous zones of low-grade mineralization have been interested throughout the Air Track Hill - Sierra Blanca area which is believed to be a major center of gold mineralization in the Northern District (Figure 2).  This large gold system appears associated spatially with a very significant gold/adularia alteration system further supported by results such as 7.6 metres of 1.11 g/t gold from the Company's Sierra Blanca’s drilling last year.  This bulk multi-million ounce target concept will be the focus of the Company’s future work in this area of the District.  The Company anticipates having the results completed for the remaining 13 drilled in the Mayflower deposit by late May after which it intends to complete a resource model for use in defining the economic potential of the deposit and planning follow-up expansion drilling to be conducted late in 2008 or early 2009 during an anticipated winter slow down on the Livengood resource expansion drilling project.

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is the President and CEO of ITH.

The work program at North Bullfrog was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), and Dr. Jacob Margolis, Exploration Manager for Redstar Gold Corporation, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project weigh and photograph samples from each individual borehole prior to sealing and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.